Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 11, 2023

Relating to Preliminary Prospectus Supplement dated April 11, 2023 and

Prospectus dated March 13, 2023

Registration No. 333-269186

Saratoga Investment Corp.

8.50% Notes Due 2028

Final Pricing Term Sheet

April 11, 2023

The following sets forth the final terms of the 8.50% Notes due 2028 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated April 11, 2023, together with the accompanying prospectus dated March 13, 2023, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Saratoga Investment Corp.
Title of the Securities:	8.50% Notes due 2028 (the “Notes”)
Private Rating*:	Egan-Jones Ratings Company: BBB+
Initial Aggregate Principal Amount Being Offered:	$50,000,000
Option to Purchase Additional Notes:	Up to an additional $7,500,000 aggregate principal amount of Notes within 30 days
Underwriting Discount:	$0.78125 per Note; $1,562,500 total (assuming the over-allotment option is not exercised)
Net Proceeds to the Issuer, before Expenses:	$24.21875 per Note; $48,437,500 total (assuming the over-allotment option is not exercised)
Initial Public Offering Price:	100% of aggregate principal amount
Denominations:	Issue the Notes in denominations of $25.000 and integral multiples of $25.000 in excess thereof
Principal at Time of Payment:	100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date.
Type of Note:	Fixed rate note
Coupon Rate:	8.50% per annum
Day Count:	30/360
Trade Date: Settlement Date:	April 12, 2023 April 14, 2023

Stated Maturity Date:	April 15, 2028
Date Interest Starts Accruing:	April 14, 2023
Interest Payment Date:

Every February 28, May 31, August 31 and November 30, beginning May 31, 2023. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:

The initial interest period will be the period from and including April 14, 2023 to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Regular Record Dates for Interest:	February 15, May 15, August 15, and November 15, beginning May 15, 2023
Optional Redemption:

The Notes may be redeemed in whole or in part at any time or from time to time at Issuer’s option on or after April 14, 2025 upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to the date fixed for redemption.

Repayment at Option of Holders:	Holders will not have the option to have the Notes repaid prior to the stated maturity date.
Listing:	Issuer intends to list the Notes on the New York Stock Exchange, within 30 days of the original issue date under the trading symbol "SAZ."
CUSIP / ISIN:	80349A 869/US80349A8696
Joint Book-Running Managers: Lead Managers: Co-Managers:

Ladenburg Thalmann & Co. Inc.

B.Riley Securities, Inc.

Oppenheimer & Co., Inc.

Compass Point Research & Trading, LLC

InspereX LLC

Janney Montgomery Scott LLC

William Blair & Company, L.L.C.

Hovde Group, LLC

Maxim Group LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (the “SEC”), contains this and other information about the Company and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with and has been declared effective by the SEC. Before you invest, you should read the Preliminary Prospectus, the accompanying prospectus, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company or any of the following investment banks: Ladenburg Thalmann, Attn: Syndicate Department, 640 Fifth Avenue, 4th Floor, New York, NY 10019 (telephone number 1-800-573-2541), or by e-mailing prospectus@ladenburg.com; B. Riley Securities, Inc., 299 Park Avenue, 21st Floor, New York, NY 10171 by emailing at prospectuses@brileyfin.com; and Oppenheimer & Co. Inc., Attn: Syndicate Prospectus Department, 85 Broad Street, New York, NY 10004 or by e-mailing at FixedIncomeProspectus@opco.com.